

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 8, 2008

By facsimile to (212) 735-2000 and U.S. Mail

Mr. Wayne A. Palladino
Chief Financial Officer
Pzena Investment Management, Inc.
120 West 45th Street, 20th Floor
New York, NY 10036

Re: Pzena Investment Management, Inc.
        Registration Statement on Form S-3
        Filed November 13, 2008
        File No. 333-155354
        Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and
        Subsequent Exchange Act Reports
        File No. 1-33761

Dear Mr. Palladino:

    We reviewed your filings and have the following comments. Where indicated, we think that you should revise your documents in response to these comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

S-3

General

1.   Disclosure indicates that Pzena Investment Management, Inc. or Pzena is registering the issuance of its Class A common stock to permit holders of Class B units who exchange their Class B units to sell without restriction in the open market or otherwise any of the shares of Class A common stock that they receive upon exchange. Identify the holders of Class B units to whom Pzena will distribute registered Class A shares as selling securityholders in the prospectus and provide the information required by Item 507 of Regulation S-K.

2.   Please include a recent developments section which discusses any material events and transactions after September 30, 2008. Please discuss also the current market conditions and any significant impact of these conditions on Pzena's assets under management or AUM, results of operations, liquidity, and capital resources after September 30, 2008.

Where You Can Find More Information, page 7

3.   Include the Commission's filing number for filings of Pzena under the Exchange Act.

4.   Please provide the disclosure required by paragraph (c) of Item 12 of Form S-3.

Signatures, page I-6

5.   The registration statement must be signed also by Pzena's principal accounting officer or controller. Any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See Instruction 1 for signatures on Form S-3, and revise.

Exhibit 5.1

6.   We note that Pzena intends to file by amendment the legal opinion. Allow us sufficient time to review the legal opinion before requesting acceleration of the registration statement's effectiveness.

10-K

General

7.   Where an accounting comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Compensation and Benefits Expense, page 42

8.   Please disclose the total estimated unrecorded compensation expense related to issued equity instruments which are subject to vesting. This should include your deferred compensation plan as well as restricted capital units and options to acquire capital units. Please disclose also the dollar impact that this compensation expense is expected to have on 2008, 2009, 2010, and remaining periods thereafter.

Assets Under Management and Flows, page 45

9.   Please separately present and discuss each component of net flows, including redemptions so that readers can clearly identify any trends depicted by each category of cash inflows and outflows.

10.   Please provide a breakdown of the types of investments included in AUM, such as equity investments, fixed income investments, or alternative investments. Please provide also a breakdown of investments by sectors (such as real estate, banking, or consumer products) as of each balance sheet date. This disclosure should be supplemented by additional discussion in MD&A that provides a detailed analysis of both changes in AUM by sector and changes in fund performance by sector for each period presented.

Liquidity and Capital Resources, page 51

11.   Disclosure indicates that Pzena is required to satisfy specified financial ratios and tests under its revolving credit facility. If a credit facility or other financial instrument requires Pzena to satisfy specified financial ratios and tests, state also in future filings whether Pzena is in compliance with the ratios and tests as of the most recent date practicable.

Critical Accounting Policies and Estimates, page 54

12.   Some of your material revenue streams are based on the value of AUM. Please disclose how you calculate the value of your AUM. If significant judgment is involved in the

calculation of AUM and this directly impacts the calculation of your revenue recognition, please tell us how you considered the need to identify AUM as a critical accounting policy. We believe that the following disclosures may be useful to investors:

- Explanation of each of the models/techniques used to estimate fair value of the underlying AUM.

- Detailed discussion of the material estimates and assumptions used in each of the models.

- Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the AUM.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Contractual Obligations, page 54

13.   Please revise your table to include separate line item for estimated interest payments on your long term debt based on its current terms. Because the table is aimed at increasing transparency of cash flow, we believe that these payments should be included in the table. Please disclose also any assumptions that you made to derive these amounts in a footnote to the table. Please refer to Item 303(a)(5) of Regulation S-K and Section IV of Release No. 33-8350.

Consolidated Statements of Operations, page F-10

14.   Please provide pro forma tax and EPS financial information on the face of the statement of operations for at least the year ended December 31, 2007. The pro forma financial information should assume that you were taxed as a regular corporation for the entire period.

Basis of Presentation, page F-15

15.   Please disclose the specific factors that led you to determine that you exercise control over Pzena International Value Service, Pzena Global Value Service, Pzena Emerging Markets Value Service pursuant to EITF 04-5.

16.   We have the following comments regarding your non-controlling interest of Pzena Investment Management, LLC:

- Please provide a rollforward of your non-controlling interest balance sheet item. Ensure such rollforward separately presents changes related to your non-controlling interests of Pzena Investment Management, LLC and the non-controlling interest in Consolidated Subsidiaries.

- Please disclose how you calculated the $12,481 non-controlling interest of Pzena Investment Management, LLC for the year ended December 31, 2007.

- Please disclose the nature of the $303 line item called Equity Effect of Operating Company Net Deficit on Minority and Non-Controlling Interests within your Consolidated Statements of Changes in Equity as well as how you arrived at this amount.

- We note that pursuant to EITF 95-7 you will not record non-controlling interest of Pzena Investment Management LLC until the initial deficit attributable to the non-controlling interest of approximately $10.7 million is extinguished. Tell us the amount remaining as of December 31, 2007 and September 30, 2008 and how such amounts were calculated.

Note 9 – Short Term Borrowings, page F-29 and Note 11 – Long Term Debt, page F-30

17.   Please disclose the specific terms of the most stringent and/or material debt covenants in each of your debt agreements. Please include a tabular presentation of any significant required ratios as well as your actual ratios as of each reporting date. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Please disclose also if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Signatures, page 96

18.   The Form 10-K must be signed also by Pzena's principal accounting officer or controller. Any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting office or controller, must indicate each capacity in which he signs the form. See General Instruction D(2)(a) for signatures on Form 10-K, and revise in future filings.

Exhibit Index

19.   Include in future filings an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Exhibit 21.1

20.   Include also in future filings the state or other jurisdiction of incorporation or organization of each subsidiary as required by Item 601(b)(21)(i) of Regulation S-K.

September 30, 2008 10-Q

General

21.   Please address the accounting comments above in your interim filings as well.

Investments in Securities, page 10

22.   Given that investments in marketable securities represent approximately 33% of your assets as of September 30, 2008, please expand your disclosures to describe more fully the types of investments held and the sectors in which these investments are. Please discuss also changes in these investment balances in MD&A.

Financial Instruments, page 12

23.   You state that you changed the designation of your swap agreement from a cash flow hedge to a trading derivative. Accordingly, you reclassified the cumulative changes in fair value related to this swap agreement from accumulated other comprehensive income to other income/(expense). Please disclose the reasons for the change in designation. With reference to paragraph 33 of SFAS 133, address the appropriateness of reclassifying the cumulative changes in fair value to other income/(expense).

Operating Results, page 34

24.   You state on page 23 that you evaluated the asset associated with your election under Section 754 of the Internal Revenue Code and determined that, after weighing both positive and negative evidence, a portion of the benefits were more likely than not to go unrealized due to estimates of future taxable income. Please provide a comprehensive discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was appropriate to record a valuation allowance pursuant to paragraphs 17-25 of SFAS 109.

You should discuss the significant estimates and assumptions used in your analysis as well as the underlying business reasons that gave rise to the allowance. You should discuss also how you determined the amount of the valuation allowance.

Liquidity and Capital Resources, page 41

25.   Please provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In light of these changes, please discuss also how you determined that these sources of cash will still be sufficient to meet your cash and liquidity requirements over the next 12 months. Please disclose also if you expect any alternative sources of funding to be available in the future. Your discussion should address the following changes in your sources and uses of cash as well as any other significant changes:

- You state that you expect that your cash and liquidity requirements in the next 12 months and over the long term will be met primarily through cash generated by your operating company's operations. Please address your consideration of the 38% decline in revenues, 50% decline in operating income, and 33% decline in net cash provided by operating activities during the three months ended September 30, 2008 compared to the three months ended September 30, 2007.

- The capacity of the operating company's revolving credit facility was reduced from $20 million to $5 million in February 2008, further reduced from $5 million to $3 million in September 2008, and again further reduced from $3 million to $1.8 million in October 2008. Two mandatory prepayment provisions were added to the terms of your operating company's credit agreement in February 11, 2008, which included a term loan amortization payment and a cash flow sweep payment. The terms of these were further revised in September 2008 and October 2008. Please address your consideration of both the reductions in availability under the revolving credit facility as well as the mandatory prepayment provisions.

26.   We remind you that paragraphs (a)(1) and (a)(2) of Item 303 of Regulation S-K state that you should discuss known trends or any known demands, commitments, events, or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given the trends and conditions in the financial markets which you discuss on page 34, please expand your disclosures to address the current and potential future impact of these trends and conditions on your liquidity and capital resources.

Closing

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

       Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant

Mr. Wayne A. Palladino
December 8, 2008
Page 9

acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions about other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Richard B. Aftanas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        4 Times Square
        New York, NY 10036